# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Costamare Bulkers Holdings Ltd, CIK 0002033535
CUSIP: Y2001C101
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 7 Rue du Gabian, Monaco, Monaco (O9), 98000
Date of event which requires filing of this statement: 08/26/2025
Amends the filing with accession number 0000950157-25-000367
Filed by CIK 0001513017
Persons authorized to receive notices and communications: Konstantinos Konstantakopoulos, c/o Costamare Shipping Company S.A., 60 Zephyrou Street and Syngrou Avenue, Athens, Greece (J3), 17564, 30(210)9490050; Copy to: D. Scott Bennett, Esq, Cravath, Swaine & Moore LLP, Two Manhattan West, 375 Ninth Avenue, New York, New York (NY), 10001, 212-474-1000

## Reporting persons
- Konstantakopoulos Konstantinos (CIK 0001513017): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); member of a group; source of funds: subject company funds (SC), other (OO); sole voting power 7,203,559; sole dispositive power 7,203,559; aggregate amount beneficially owned 7,203,559 (29.7% of the class)
  Comment: Note to 11: As of the date hereof, Konstantinos Konstantakopoulos owns 7,203,559 shares. This number also includes (1) 2,985,999 shares owned by Kent Maritime Investments S.A., 846 shares owned by Costamare Shipping Company S.A. and 712,413 shares owned by Longshaw Maritime Investments S.A. and (2) half of the shares (709,608 shares) owned by Costamare Shipping Services Ltd.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,240,982 shares outstanding.
- Kent Maritime Investments S.A. (CIK 0001513022): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: other (OO); sole voting power 2,985,999; sole dispositive power 2,985,999; aggregate amount beneficially owned 2,985,999 (12.3% of the class)
  Comment: Note to 11: Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 2,985,999 shares of common stock of the Issuer.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,240,982 shares outstanding.
- COSTAMARE SHIPPING Co S.A. (CIK 0001979010): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); member of a group; source of funds: other (OO); sole voting power 846; sole dispositive power 846; aggregate amount beneficially owned 846 (0% of the class)
  Comment: Note to 11: Costamare Shipping Company S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 846 shares of common stock of the Issuer.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,240,982 shares outstanding.
- Longshaw Maritime Investments S.A. (CIK 0001983285): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: other (OO); sole voting power 712,413; sole dispositive power 712,413; aggregate amount beneficially owned 712,413 (2.9% of the class)
  Comment: Note to 11: Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 712,413 shares of the common stock of the Issuer.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,240,982 shares outstanding.
- Costamare Shipping Services Ltd. (CIK 0001983117): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: subject company funds (SC), other (OO); sole voting power 709,608; sole dispositive power 709,608; aggregate amount beneficially owned 709,608 (2.9% of the class)
  Comment: Note to 11: Konstantinos Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (709,608 shares) owned by Costamare Shipping Services Ltd.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,240,982 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Costamare Bulkers Holdings Ltd
Address of issuer's principal executive offices: 7 Rue du Gabian, Monaco, Monaco (O9), 98000
Comment:
This Amendment No. 1 (this "Amendment") amends and restates certain portions of the Schedule 13D filed by Konstantinos Konstantakopoulos, Kent Maritime Investments S.A., Costamare Shipping Company S.A., Longshaw Maritime Investments S.A. and Costamare Shipping Services Ltd. dated May 6, 2025 (the "Original 13D"), relating to shares of common stock, par value $0.0001 per share (the "Shares") of Costamare Bulkers Holdings Limited (the "Issuer"), whose principal business office is located at 7 Rue du Gabian, MC 98000 Monaco.

Except as set forth below, all Items in the Original 13D remain unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See item 7 on cover pages to this Schedule 13D/A.

ii. Shared power to vote or to direct the vote: See item 8 on cover pages to this Schedule 13D/A.

iii. Sole power to dispose or direct the disposition: See item 9 on cover pages to this Schedule 13D/A.

iv. Shared power to dispose or direct the disposition: See item 10 on cover pages to this Schedule 13D/A.
Transactions in the class effected during the past sixty days: The information provided in Item 3 of the Original 13D is hereby incorporated by reference herein and supplemented for the past 60 days by the information set forth in Exhibit 99.1 to this Amendment, which is incorporated herein by reference.

## Signatures
- Konstantakopoulos Konstantinos: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (08/28/2025)
- Kent Maritime Investments S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (08/28/2025)
- COSTAMARE SHIPPING Co S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (08/28/2025)
- Longshaw Maritime Investments S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (08/28/2025)
- Costamare Shipping Services Ltd.: /s/ Athanasios Beis, Athanasios Beis (08/28/2025)